11839 East Smith Avenue
Santa Fe Springs, CA 90670
www.aurasound.com

January 10, 2011

Kathryn Jacobson
SEC
100 F Street, NE
Washington, DC 20549

Dear Kathryn,

In connection with our conversation this morning, we will provide a response to the SEC comment letter dated December 27, 2010 on or before January 17, 2011.

Please call me at 949-554-4142 or at asingha@aurasound.com with any questions.

Best